DEXIA

Group

04 APR -1 AM 7:21

The Secretary-General

04024023

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

March 19th, 2004

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press release of March 18th, 2004.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED
APR 06 2004
THOMSON
FINANCIAL

Olivier Van Herstraeten
Secretary General
Dexia S.A.

dlw 4/5

PRESS RELEASE

DEXIA

DEXIA Bank

Dexia - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be

EMBARGO 5.40 PM
18/03/2004 1 P.

«MEDIA»
«NOM»

Dexia Bank Belgium (DBB) and Dexia S.A. perused the fact that TRA Rights Trust and Janet and James Baker are bringing an action against them before the United States District Court, District of Massachusetts, and that Stonington is considering bringing an action.

TRA Rights Trust (Seagate) and Janet and James Baker were shareholders of Dragon Systems Inc and Stonington was shareholder of Dictaphone Corporation. Dragon and Dictaphone were taken over by Lernout en Hauspie Speech Products NV (LHSP) in 2000.

The proceedings pertain to Artesia Banking Corporation transactions carried out before his acquisition by Dexia Bank Belgium.

Dexia Bank Belgium observes that its indictment in Belgium on 23 June 2003 prompts certain parties to bring an action in the United States. Dexia Bank Belgium reasserts once again that it bears no responsibility in the LHSP case and is itself attempting at recovering the damage it incurred in this matter. Dexia S.A. is not involved in this case and was unduly issued a writ.